Bay Bridge Food & Produce Company

3550 S. Harlan St. 284

Denver, Colorado 80235

June 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed March 28, 2013

Ladies and Gentlemen:

On behalf of  Bay Bridge Food and Produce Company, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, (the “Amendment”), for the registration of 500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated April 23, 2013.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.

It appears from your disclosure that you are a “shell company” as defined by Rule 405 of Regulation C. Please revise to disclose your status as a shell company or provide us with your analysis why you do not fit the definition of “shell company.”

The term shell company means a registrant, other than an asset-backed issuer as defined in rule 405 as one with:

1.

No or nominal operations; and

2.

Either:

i.

No or nominal assets;

ii.

Assets consisting solely of cash and cash equivalents; or

iii.

Assets consisting of any amount of cash and cash equivalents and nominal other assets.

While we agree with the Staff that technically the Company is a “shell,” it is not a blank check company either. There are standards for agricultural products provided by the US Department of Agriculture, and the Company believes that their technologies using Controlled Environment Agriculture will add value to the food chain.

2.

Throughout the prospectus, you express beliefs regarding the quality of your product and future performance of your power generating capability even though you have not commenced operations and are still developing your business plan. Please note that management’s projections of future economic performance must have a reasonable basis. Refer to Item 10(b) of Regulation S-K.

We agree with the Staff that we must have a valid basis and have added the following to our registration statement.

Our belief is predicated upon the following:  Fruits and vegetables outcomes are predicated upon a wide variety of factors- soil, precipitation, general weather conditions amongst them.  These variables are naturally occurring in the environment and cannot be manipulated.  However, in a controlled environmental agriculture, these factors can be adjusted for and a better product can be derived.  This is proven technology that is being adapted for new uses.

Power companies in many jurisdictions are required to get certain portions of power from renewable sources of energy.  Our potential association with a large oil and gas company is proof that there is demand for our product.

3.

Please include the disclosure required by Item 404(d) of Regulation S-K. We note, in particular, the amount due to your sole officer and director.

We agree with the Staff and have included the Disclosure on the first page of the Prospectus.

4.

We note your plan to lease a greenhouse facility in New York. We also note that your executive offices are located in Colorado. Please revise to explain how you will operate your business from these two locations.

We agree with the Staff and have updated this section of the Registration Statement.  We will close our Colorado office and move to the East Coast upon successful leasing of a Facility.

5.

Please refer to the information in Note 1 to your financial statements regarding your four anticipated sources of revenue and your discussions with a private equity firm, Dutchess County and several consultants and advisors. Please revise your business and plan of operation sections to discuss this information in the context of the development of your business and operations.

Poughkeepsie is intended to be a true Beta for testing plants and growing techniques and technology's on behalf of the entire Bay Bridge system.  We have updated the registration statement to reflect this.

Registration Statement cover page

6.

Refer to footnote (1) to the fee table. It appears that the fee should be calculated pursuant to Rule 457(a). Please revise footnote (1) accordingly or tell us why Rule 457(o) is the appropriate basis for calculating the fee.

We agree with the comment by the Staff and have changed the footnote to reflect that the calculation methodology is from Rule 457 (a).

Summary of Our Offering, page 5

7.

Please revise the disclosure accompanying “Market for the common shares” to disclose whether and when you will seek to retain an authorized market maker to attempt to develop a trading market for your common stock.

We agree with the comment by the Staff and have changed the disclosure accordingly.

Emerging Growth Company Status, page 6

8.

Refer to the last sentence on page 6. Please discuss in the summary and in the Business section the reasons why you believe business conditions will continue to be challenging. To the extent your revised disclosure suggests revisions of the risk factors are appropriate, please revise the risk factors accordingly.

We agree with the comments by the Staff and have modified the disclosure as requested.

Summary Information About Bay Bridge, page 7

9.

The summary section should present a summary of the most material information about you. Much of the discussion under the heading “Sales channels in specialty food categories” on pages 8-9 does not appear appropriate for disclosure in the summary. Please relocate this discussion to the Business section.

We agree with the Staff and have moved this to the Business Section.

Power Industry, page 9

10.

Please revise the Business and Plan of Operations sections to include detailed disclosure and discussion of the power generation and sale component of your proposed business plan.

We agree with the Staff and have added details about the power generation arm of our business.

11.

Please define and quantify what you believe to be average efficiency and above-average efficiency. Please also describe what power generating facilities you are comparing yourself to and briefly explain why such a comparison is appropriate and meaningful.

Additionally, please disclose the basis for your belief that you will be able to provide power at this level of efficiency given your stage of development.

We agree with the Staff and have added disclosures about the projected efficiency of our operations.

12.

Please quantify the amount of funding you will require and the timeframe for implementing your power generating capability. Discuss the anticipated source of funds for this component of your business plan.

We have added this disclosure to our operational plan.  Funding shall come from a wide variety of sources.

13.

Please discuss the economics of generating and providing power for sale. Also, disclose the basis for your belief that you will be able to generate and sell electricity “on profitable terms” or remove references to profitability.

We have added the disclosure and have removed the reference to profitability.

14.

Please discuss the mechanics of developing the power generating capability and describe how electricity you generate is distributed or transported to the acquiring entities. Also, discuss which party bears the costs and risks of power transportation.

We have added the disclosure per the Staff’s recommendation.  It is a new paragraph after disclosure of the EPA Act.

Risk Factors, page 10

There is Substantial Uncertainty About the Ability of Bay Bridge, page 13

15.

Please reconcile your disclosure in this risk factor that you require $1,000,000 to complete your business plan with your disclosure in the last paragraph on page 5 that you require an additional $500,000 to complete your business plan.

We require $1,000,000- $500,000 each for the agricultural enterprise and power generation scenarios.

Since Bay Bridge Anticipates, page 14

16.

So that investors may better understand the risk presented in this risk factor, please briefly describe the factors that will cause operating expenses to rise before you are able to generate revenues.

We have added this disclosure per the request of the Staff.

Use of Proceeds, page 18

17.

You state that you intend to use all of the net proceeds to complete your business and marketing plan. To the extent the net proceeds of the offering are not sufficient to complete this plan, please disclose the amount of additional funds you will need and the sources of such other funds. We note the statement on page 23 that you estimate completing the business plan will require $250,000. Refer to Instruction 3 to Item 504 of Regulation S-K.

We agree with the Staff.  Total requirements for the short-term are $250,000 but we will need $1,000,000.

18.

You state that you are assuming $5,000 in costs associated with the offering. On page II-1, however, you estimate the costs of the offering to be $8,700. Please reconcile the inconsistency.

We agree with the Staff and have rectified the inconsistency.

Dilution of the Price You Pay For Your Shares, page 18

19.

Please clarify throughout the paragraph and tabular disclosures that this is an initial public offering of your common stock, instead of a rights offering. In addition, please complete the fourth sentence by disclosing the amount of dilution per share to new stockholders.

We agree with the Staff and have amended the disclosure.

Plan of Distribution, page 19

20.

Please revise to include a complete plan of distribution. We note that prospective investors will be required to complete a subscription agreement; please discuss here the procedures for subscribing. Your revised disclosure should also discuss the terms of the offering and you should disclose in what circumstances you reserve the right to terminate the offering, other than because of the expiration of the offer period.

We agree with the staff and have revised our Plan of Distribution.

Business, page 21

21.

Please disclose the amount of funds necessary to lease the greenhouse facility in Poughkeepsie and the amount of funds necessary to commence operations at this facility. Also, please disclose the anticipated timeframe for completion of each of these steps.

We have added this disclosure to the Registration.

22.

Please discuss the development of your “proprietary technology” and clarify whether you have completed development of this technology or whether you must complete additional developmental work.

We have altered the disclosure per the Staff’s request.

23.

Additionally, we note that you have not recognized intellectual property as an asset on your balance sheet. Please add a risk factor describing the risk that in the absence of patents or similar intellectual property protection for your proprietary technology, better-funded competitors could utilize your technology to your detriment.

We agree with the Staff and have added a separate risk factor about our lack of patents as intellectual property.

24.

Please remove references to Trader Joes and Whole Foods as it does not appear from your disclosure that you have entered into agreements with these two companies for the retail sale of your produce.

We have removed the references as such.

25.

Please discuss how you intend to measure the quality of your produce. Also, given your disclosure that you have not begun growing produce in commercially viable quantities, please revise the last sentence of the second paragraph of this section to clarify this statement as aspirational.

We agree with the Staff and have detailed in our disclosure how we will determine the quality of our produce and what our intentions are.

26.

Please briefly describe how you will determine that you have become the first company to create brand-name awareness for this technology. Also, please clarify whether you mean your proprietary technology or you mean controlled environment agriculture.

We agree with the Staff and have changed our disclosure about being the first company to bring awareness to CEA.

27.

Please discuss why existing greenhouse technology results in high fixed costs and high variable costs. Also, discuss how your technology will lower each of these costs sufficiently to operate economically in comparison to conventional greenhouses.

We have added a disclosure to that effect.

28.

In this regard, please describe how you will scale your operations and the expected timeframe for doing so. Additionally, please briefly explain how your greenhouse will overcome this obstacle. For instance, explain how you are able to avoid encroaching on prime agricultural land.

We agree with the Staff and have changed the disclosure to show how artificial light and internally generated electricity give us an expected economic advantage. Scaling of operations is dependent on funding.

29.

Please provide us with the basis for your belief that your technology gives you “a tremendous competitive advantage in generating high quality product” and tell us why this is a reasonable belief given your stage of development.

We have eliminated this disclosure but have explained our beliefs above in regards to our cost competitiveness.

30.

Please describe the scope of and results of the discussions you have had with the Dutchess County, New York, County Economic Development Commission. We note in this regard your disclosure in Note 1 to the Financial Statements on page F-7.

Discussions have been held in abeyance dependent upon funding.

Government Regulation, page 22

31.

Please disclose and discuss the material federal, state, and local regulations that are likely to affect your organic produce operation and your power generation and sale operation. To the extent that your revised disclosure suggests that revisions to your risk factors are appropriate, please revise those risk factors accordingly.

We agree with the Staff and have added details to the disclosure.  We do not believe an update to the Risk section of the Registration is called for at this time.

Plan of Operation, page 22

32.

Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add additional detail where possible about costs, milestones, and any additional financing needed and your plans for obtaining such additional financing such that an investor can understand your anticipated or proposed development for at least the next 12 months. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary, Risk Factors, and Use of Proceeds are necessary, please make the appropriate changes.

We have added detail about the obstacles we face in accordance with the Staff’s request. We believe the Risk section currently reflects the obstacles we are facing and does not have to be amended in this regard.

33.

In addition, please discuss the concrete steps you have undertaken to date to develop your business and marketing plans and discuss what steps you have remaining to complete these plans.

We have complied with the Staff’s request.  To date, we have integrated various technologies, sourced equipment, scouted locations for operations and have arranged for an audit of our financial records.

Background of Officers and Directors, page 25

34.

Please remove “successful” from the second paragraph of the biography of Andrew Duke

We  have removed the word “successful” per the Staff’s request.

35.

Please be more specific about Mr. Duke’s experience in food distribution, agriculture and electricity. Provide enough detail to address what level of experience he brings to the particular business and operations of this company.

We have added more details about Mr. Duke’s work experience in the areas mentioned.

36.

Please also discuss Mr. Duke’s business experience - 2007

We have updated Mr. Duke’s work experience since 2007

Age of Financial Statements

37.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

We will update financial statements in our next SEC filings.  These filings are within 135 days of our most recent financial statements.

Accountants’ Consent

38.

Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We have an auditor consent as of this date.

Exhibit 99.1

39.

The subscription agreement includes provisions that do not appear relevant or appropriate for a public registered offering of securities. We note, for example, references to exemptions from registration under the Securities Act. Please revise accordingly. Alternatively, if you intend to limit the offering to accredited investors or include minimum suitability conditions, revise the Plan of Distribution and summary sections to disclose these material terms of the offering.

We have revised the Plan of Distribution accordingly.  We have revised the Security Purchase Agreement as indicated.

40.

In this regard, please remove inappropriate representations and warranties from the revised subscription agreement. We note by way of example the inappropriate representations and warranties in paragraphs 4(b), 4(e), 4(n), and 4(q).

We have eliminated the representations as stated.

s/ Andrew Duke

Andrew Duke

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer